Mail Stop 4561

      October 3, 2005


      VIA USMAIL and FAX (212) 308 - 6433

Mr. Daniel Myers.
Chief Executive Officer
Carsunlimited.Com, Inc.
444 Madison Avenue, 19th Floor
New York, New York 10022

      Re:	Carsunlimited.Com, Inc.
		Form 10-KSB for the year ended 12/31/2004
      Filed on 4/12/2005
      File No. 333-43748

Dear Mr. Daniel Myers:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Statement of Cash Flows

Supplementary Schedule of Non-cash Transactions, page F-5

1. We note that you have amortized the entire amount of the debt discount related to the beneficial conversion feature on your notes payable on the date of issuance. Tell us the maturity dates of your notes payable and explain to us how you have considered the guidance in paragraph 19 of EITF 00-27 in determining the appropriate accounting treatment.

Item 14.  Controls and Procedures

2. We note that the company performed an evaluation of the effectiveness of the design and operations or your disclosure controls and procedures within 90 days prior to your filing the Form
10-KSB and subsequent Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005. Pursuant to Item 307 of Regulation S-B as amended by Release No. 33-8238: Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, effective August 14, 2003, such evaluation should be performed as of the end of the period covered by the report. Tell us how you complied with such requirements or advise us.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3413 if you have questions.



								Sincerely,



      Cicely Luckey
      Branch Chief
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Daniel Myers
Carsunlimited.Com, Inc.
October 3, 2005
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